3/9


Follow-Up
Materials


09045540

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ____________

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS: ____________

COMPANY STATUS: ACTIVE A **BRANCH:** ____

FILE NO.: 83-00001 **FISCAL YEAR:** ____________

(03/94)

RECEIVED
2009 MAR -9 A 11:27

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

SEC Mail Processing
Section
DEC 10 2008
Washington, DC
111

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

U.S.$78,144,128 2.615 per cent. Amortizing Notes due March 15, 2037

Filed pursuant to Rule 3 of Regulation IA

Dated: December 9, 2008

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the U.S.$78,144,128 2.615 per cent. Amortizing Notes due March 15, 2037 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated as of December 9, 2008 (the "Terms Agreement") and the Pricing Supplement dated December 9, 2008 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	100.00%	Nil	100.00%
Total:	U.S.$78,144,128	Nil	U.S.$78,144,128

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated April 3, 2008
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

BANCO INTERAMERICANO DE DESARROLLO
BANCO INTERAMERICANO DE DESENVOLVIMENTO

INTER-AMERICAN DEVELOPMENT BANK
BANQUE INTERAMERICAINE DE DEVELOPPEMENT

Washington, D.C. 20577

April 3, 2006 **Exhibit A**

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank (as it may be amended, restated or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January [illegible] 200[illegible] (the "Prospectus"). In connection with such proceedings I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank

2) The Global Borrowing Authorization, Resolution DE-25/08, authorizing the issuance and sale of the Notes

3) The Prospectus

4) The Standard Provisions dated as of January 8, 2001 (the "Standard Provisions")

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise and Citibank, N.A. (the "Global Agency Agreement")

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement")

Pursuant to Section 6(e)(i) of the Standard Provisions, I am of the opinion that:

a. The Bank is an international organization duly established and existing under the Bank Agreement.

b. The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes [illegible] ative form, have been duly authorized, and when duly issued and delivered [illegible] (in the case of Notes in definitive form, duly executed, authenticated), issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms.

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of [illegible] date, will be duly authorized, executed and delivered by the Bank.

e) Each of the Global Agency Agreement and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank.

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, [illegible] to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

[illegible] assume [illegible] responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus as of its date [illegible] as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

[illegible] rendering the foregoing opinion, I have relied, with respect to matters of New York [illegible] of Sullivan & Cromwell LLP and, with respect to matters of English [illegible] opinion of Linklaters LLP, each delivered on this date in accordance with [illegible] Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is [illegible] by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program, and is solely for their benefit.

Very truly yours,

John S. Scott
Chief Counsel

EXECUTION COPY
Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 253

U.S.$78,144,128
2.615 per cent. Amortizing Notes due March 15, 2037

No application has been made to list the Notes on any stock exchange

MORGAN STANLEY

The date of this Pricing Supplement is December 9, 2008.

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	253
2.	Aggregate Principal Amount:	U.S.$$78,144,128
3.	Issue Price:	U.S.$$78,144,128, which is 100 per cent. of the Aggregate Principal Amount
4.	Issue Date:	December 12, 2008
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 7(c) of "Other Relevant Terms" below
6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1.00 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	United States Dollars
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	United States Dollars
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	March 15, 2037

11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date (December 12, 2008)
13.	Fixed Interest Rate (Condition 5(I)):	
	(a) Calculation Amount:	For each period from and including an Interest Payment Date (or the Interest Commencement Date, as the case may be) to but excluding the next succeeding Interest Payment Date, the aggregate Calculation Amount shall be the aggregate Principal Amount Remaining specified for such next succeeding Interest Payment Date under the heading "Principal Amount Remaining" in the Applicable Schedule (as defined below). "Applicable Schedule" shall mean the schedule contained in Annex II hereto; *provided, however*, that if the information in the schedule in Annex II hereto (or in any successor schedule) shall have been superseded by reason of an exercise of the option under "18. Redemption at the Option of Noteholders (Condition 6(f))", then "Applicable Schedule" shall mean such schedule (substantially in the form of the schedule contained in Annex II hereto) as shall have been amended to contain the then-current information as to the aggregate Principal Amount Remaining and Amortization Amount.
	(b) Interest Rate:	2.615 per cent. per annum

DC_LAN01 238058.4

(c) Fixed Rate Interest Payment Date(s):	Semi-annually in arrear on March 15 and September 15 in each year, commencing on March 15, 2009. There will be a short first coupon. Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.
(d) Initial Broken Amount:	U.S.$527,896.14 per the Aggregate Principal Amount, payable on March 15, 2009
(e) Fixed Rate Day Count Fraction(s):	30/360
14. Relevant Financial Center:	New York
15. Relevant Business Days:	New York, London
16. Redemption Amount (if other than Principal Amount) (Condition 6(a)):	Condition 6(a) ("*Final Redemption*") shall be deleted and replaced by the following: Unless previously redeemed or purchased and cancelled as specified below, each Note will be redeemed in part on each Interest Payment Date, the aggregate amount due on each Interest Payment Date being the aggregate Amortization Amount specified for such Interest Payment Date under the heading "Amortization Amount" in the Applicable Schedule.
17. Issuer's Optional Redemption (Condition 6(e)):	No
18. Redemption at the Option of the Noteholders (Condition 6(f)):	Yes. Condition 6(f) ("*Redemption at the Option of a Noteholder*") shall be deleted and replaced by Annex I hereto.

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9): The Early Redemption Amount shall be an amount equal to the Aggregate Principal Amount *minus* the aggregate amount of principal theretofore actually paid pursuant to the Applicable Schedule as of the time the Early Redemption Amount becomes due and payable pursuant to Condition 9, plus accrued interest, if any.

20. Governing Law: New York

21. Selling Restrictions: The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement, and the description contained in the Terms Agreement.

    (a) United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

    (b) United Kingdom: The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c) General:	No action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	None
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear; Clearstream, Luxembourg
3.	Syndicated:	No
4.	Commissions and Concessions:	No commission or concessions are payable in respect of the Notes. An affiliate of the Dealer has arranged a swap with the Bank in connection with this transaction and will receive amounts thereunder that may comprise compensation.
5.	Codes:	
	(a) ISIN:	US458182DG41
	(b) CUSIP:	458182DG4
6.	Identity of Dealer:	Morgan Stanley & Co. Incorporated
7.	Provisions for Registered Notes:	
	(a) Individual Definitive Registered Notes Available on Issue Date.	No

(b) DTC Global Note(s) No

(c) Other Registered Global Notes: Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.

General Information

Additional Information Regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Consequences

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposiuon of the Notes, including the effects of applicable

U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on your circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

E) For U.S. federal income tax purposes, assuming you purchased the Notes at par you should not recognize gain or loss on a redemption of the Notes, including both redemptions in part on each Interest Payment Date, as well as redemptions at the option of the Noteholder.

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________

Name: Edward Bartholomew

Title: Chief Financial Officer and General Manager, Finance Department

ANNEX I

On or before 3:00 p.m., New York City time, on the eighth Relevant Business Day prior to any Interest Payment Date (such day, a "Notice Date"), a Noteholder may provide written notice to the Bank either via facsimile to (202) 623-3540 or via SWIFT message to IADBUS3W requesting a partial redemption of the Notes on such Interest Payment Date in a principal amount not to exceed such Noteholder's pro rata portion of the aggregate Maximum Optional Redemption Amount specified for such Interest Payment Date under the heading "Maximum Optional Redemption Amount" in the Applicable Schedule.

Upon receipt of such notice, the Bank will promptly notify the Calculation Agent (as defined below), and the Calculation Agent, in consultation with the Bank, will determine the applicable redemption price of the aggregate portion of the Notes in respect of which Noteholder(s) have requested redemption (such price, the "Optional Redemption Price"). The determination of the Optional Redemption Price shall be made by the Calculation Agent in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

The Bank will notify requesting Noteholder(s) of such Optional Redemption Price no later than 3:00 p.m., New York City time, on the second Relevant Business Day immediately succeeding the applicable Notice Date (such day, a "Valuation Date"). If by 3:00 p.m., New York City time, on the Relevant Business Day immediately succeeding the applicable Valuation Date, a requesting Noteholder provides written notice to the Bank either via facsimile to (202) 623-3540 or via SWIFT message to IADBUS3W that (i) confirms such Noteholder's acceptance of the Optional Redemption Price and (ii) specifies the principal amount of Notes that such Noteholder intends to redeem (which amount, for the avoidance of doubt, need not be the same as that specified in the notice delivered on or prior to the Notice Date), then the Bank shall redeem such principal amount of Notes specified by the requesting Noteholder on the applicable Interest Payment Date at the Optional Redemption Price; *provided, however*, that the principal amount of Notes so redeemed shall not exceed the Noteholder's pro rata portion of the aggregate Maximum Optional Redemption Amount specified for the applicable Interest Payment Date.

Promptly following an exercise of an optional redemption in accordance with the terms hereof, the Calculation Agent shall amend the most recent Applicable Schedule in accordance with the following procedures:

1. The value in the column "Principal Amount Remaining" for the Interest Payment Date immediately succeeding the Interest Payment Date on which the optional redemption has been most recently exercised (the "Redemption Date") shall be adjusted by subtraction of the aggregate principal amount of Notes so redeemed.

2. The value in the column "Amortization Amount" for the Interest Payment Date immediately succeeding the Redemption Date shall be adjusted by multiplying the value in the column "Principal Amount Remaining" (as adjusted in 1. above) by the percentage value in the column "Amortization Factor" for the same Interest Payment Date.

3. The value in the column "Principal Amount Remaining" for the next succeeding Interest Payment Date shall be adjusted by subtraction of the value in the column "Amortization Amount" for the Interest Payment Date immediately succeeding the Redemption Date (as adjusted in 2. above).

4. The value in the column "Amortization Amount" for the next succeeding Interest Payment Date shall be adjusted by multiplying the as-adjusted value in the column "Principal Amount Remaining" by the related percentage value in the column "Amortization Factor" for the same Interest Payment Date.

5. The value in the column "Principal Amount Remaining" for the next succeeding Interest Payment Date shall be adjusted by subtraction of the as-adjusted value in the column "Amortization Amount" for the preceding Interest Payment Date.

6. The procedures in 4. and 5. above shall be repeated iteratively to adjust each successive value in the columns "Amortization Amount" and "Principal Amount Remaining".

The values in the column "Amortization Factor" shall remain fixed for so long as any Notes remain outstanding.

The values in the column "Maximum Optional Redemption Amount" shall remain fixed for so long as any Notes remain outstanding; *provided, however*, that the actual aggregate Maximum Optional Redemption Amount payable for any Interest Payment Date shall equal the *lesser of* the value specified in the column "Maximum Optional Redemption Amount" for such Interest Payment Date and the as-adjusted value specified in the column "Principal Amount Remaining" for such Interest Payment Date.

As promptly as practicable, but in no event later than 10 New York business days following a Redemption Date, the Calculation Agent will deliver to the Bank the Applicable Schedule amended in accordance with the above procedures, whereupon the Bank will promptly thereafter cause delivery of such amended Applicable Schedule to the Noteholders. An Applicable Schedule amended in accordance with the above procedures shall be effective as of the most recent Redemption Date.

"Calculation Agent" shall mean Morgan Stanley Capital Services Inc. or such other broker-dealer, bank or financial institution that the Bank may appoint in the future as calculation agent in respect of the Notes.

ANNEX II

Interest Payment Date	Principal Amount Remaining	Amortization Factor	Amortization Amount	Maximum Optional Redemption Amount
3/15/2009	78,144,128	0.030347117	2,371,449	3,837,189
9/15/2009	75,772,679	0.019784149	1,499,098	3,637,740
3/15/2010	74,273,581	0.025693887	1,908,377	4,281,961
9/15/2010	72,365,204	0.020806975	1,505,701	3,564,049
3/15/2011	70,859,503	0.027886888	1,976,051	4,286,499
9/15/2011	68,883,452	0.022682298	1,562,435	3,535,590
3/15/2012	67,321,017	0.029575623	1,991,061	4,237,064
9/15/2012	65,329,956	0.024061703	1,571,950	3,452,050
3/15/2013	63,758,006	0.031527398	2,010,124	4,193,076
9/15/2013	61,747,882	0.025473845	1,572,956	3,368,744
3/15/2014	60,174,926	0.03359494	2,021,573	4,123,527
9/15/2014	58,153,353	0.027121996	1,577,235	3,274,740
3/15/2015	56,576,118	0.035902817	2,031,242	4,083,433
9/15/2015	54,544,876	0.029924534	1,632,230	3,232,445
3/15/2016	52,912,646	0.039535577	2,091,932	4,047,643
9/15/2016	50,820,714	0.027125475	1,378,536	2,881,684
3/15/2017	49,442,178	0.037423493	1,850,299	3,733,085
9/15/2017	47,591,879	0.029025771	1,381,391	2,793,368
3/15/2018	46,210,488	0.040544562	1,873,584	3,688,741
9/15/2018	44,336,904	0.031404809	1,392,392	2,706,083
3/15/2019	42,944,512	0.043969344	1,888,242	3,634,108
9/15/2019	41,056,270	0.03397352	1,394,826	2,619,649
3/15/2020	39,661,444	0.048058286	1,906,061	3,576,164
9/15/2020	37,755,383	0.037200841	1,404,532	2,527,568
3/15/2021	36,350,851	0.05268713	1,915,222	3,510,653
9/15/2021	34,435,629	0.040916198	1,408,975	2,435,025
3/15/2022	33,026,654	0.058386569	1,928,313	3,446,187
9/15/2022	31,098,341	0.045386633	1,411,449	2,324,051
3/15/2023	29,686,892	0.062325891	1,850,262	3,289,988
9/15/2023	27,836,630	0.050784344	1,413,665	2,219,960
3/15/2024	26,422,965	0.070561725	1,864,450	3,233,050
9/15/2024	24,558,515	0.035888123	881,359	2,657,141
3/15/2025	23,677,156	0.079412156	1,880,254	3,155,996
9/15/2025	21,796,902	0.039986554	871,583	2,583,667
3/15/2026	20,925,319	0.091004873	1,904,306	3,087,194
9/15/2026	19,021,013	0.045429599	864,117	2,513,883
3/15/2027	18,156,896	0.094580428	1,717,287	2,810,213
9/15/2027	16,439,609	0.043046097	707,661	2,289,214
3/15/2028	15,731,948	0.081116528	1,276,121	2,286,254
9/15/2028	14,455,827	0.047361663	684,652	2,202,848
3/15/2029	13,771,175	0.070111882	965,523	1,607,352
9/15/2029	12,805,652	0.053374635	683,497	2,176,378
3/15/2030	12,122,155	0.080358814	974,122	1,549,503
9/15/2030	11,148,033	0.060929852	679,248	2,140,252

3/15/2031	10,468,785	0.094055327	984,645	1,487,230
9/15/2031	9,484,140	0.071107027	674,389	2,117,236
3/15/2032	8,809,751	0.112324401	989,550	1,427,700
9/15/2032	7,820,201	0.085861604	671,455	2,084,420
3/15/2033	7,148,746	0.139373535	996,346	1,363,529
9/15/2033	6,152,400	0.108556011	667,880	2,049,495
3/15/2034	5,484,520	0.159538848	874,994	1,164,756
9/15/2034	4,609,526	0.143706316	662,418	2,035,207
3/15/2035	3,947,108	0.221500906	874,288	1,093,712
9/15/2035	3,072,820	0.214433322	658,915	2,001,210
3/15/2036	2,413,905	0.363729724	878,009	1,025,866
9/15/2036	1,535,896	0.424690864	652,281	1,535,896
3/15/2037	883,615	N/A	883,615	N/A
Total			78,144,128	

EXECUTION COPY

Exhibit C

TERMS AGREEMENT NO. 253 UNDER
THE PROGRAM

December 9, 2008

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's U.S.$78,144,128 2.615 per cent. Amortizing Notes due March 15, 2037 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on December 12, 2008 (the "Settlement Date"), at an aggregate purchase price of U.S.$78,144,128, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities,

financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

   For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3388

FOR THE DEALER:

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036
Attention: Structured Notes
Facsimile: 212-507-2268

6. To complement the selling restrictions contained in Exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. INCORPORATED

By: Thomas Jeffrey Barany
Name: Thomas Jeffrey Barany
Title: Authorized Signatory

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager
Finance Department

DC_LAN01:238131.3


END